EXHIBIT 3

Amendment to the Restated Articles of Incorporation of Ethyl Corporation

An additional paragraph shall be added after the first paragraph of Article III of the Restated Articles of Incorporation as follows:

“Every five of the issued and outstanding shares of the Corporation’s Common Stock, par value $ 1 per share, as of 12:01 eastern daylight time on July 1, 2002, are hereby changed into one share of Common Stock, par value $ 1 per share. No fractional shares shall be issued upon such change, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. If a fractional interest in a share of Common Stock would be deliverable upon such change, the Corporation shall pay an amount in cash equal to the fair market value of such fractional interest, as determined by the Corporation’s Board of Directors, to each holder of shares of Common Stock to whom such fractional interest would have been deliverable.”

The first sentence of the first paragraph of Article III of the Restated Articles of Incorporation shall be deleted and the following sentence shall be substituted therefor:

“The Corporation shall have authority to issue 80,000,000 shares of Common Stock, $1 par value, and 10,000,000 shares of Cumulative Preferred Stock, with a par value, if any, to be set forth hereinafter with respect to each series.”

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